Trunkbow International Holdings Limited
Unit 1217-1218, 12 F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing, PRC

December 30, 2011

Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trunkbow International Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-35058

Dear Mr. Krikorian:

Trunkbow International Holdings Limited (“We” or the “Company”) is hereby responding to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by comment letter dated December 22, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.  Please note that the Company is also filing at this time Amendments No. 1 to the Company’s Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q/A for the Quarterly Period ended September 30, 2011 (collectively, the “Amended Filings”) which contain the disclosure changes discussed below and in our letter to the Staff dated December 6, 2011 regarding such reports.

Business

Corporate Structure, page 3

1.
Your response to prior comment 1 indicates that the majority of your revenue is generated by Trunkbow Shandong. Please confirm that there are no PRC restrictions on Trunkbow Shandong’s ability to directly engage in its revenue generating business without the use of a VIE structure.

Response:  There are no PRC restrictions on Trunkbow Shandong’s ability to directly engage in its revenue generating business without the use of a VIE structure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

General

2.
We have reviewed the proposed disclosure provided in your responses to prior comments 5 and 6 and it appears that you intend to provide these additional disclosures as risk factors. We believe that these disclosures also provide useful information about your liquidity. In future filings, please confirm that you will also provide these disclosures under liquidity and capital resources.

Response:  Each Amended Filing contains the disclosure referred to in the Company’s responses to prior comments 5 and 6 under the heading “Liquidity and Capital Resources” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the relevant Amended Filing.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 45

3.
We note that prior to her employment in January 2010 your CFO was a senior audit manager at Bernstein & Pinchuk LLP, your independent public accounting firm, through December 2009. Please tell us whether your CFO was a part of the audit engagement team of the Company when she was employed by Bernstein & Pinchuk LLP. If she was on the audit engagement team please tell us how you considered Rule 2-01(c)(2) of Regulation S-X.

Response: The CFO was part of the audit engagement team of the Company when she was employed by Bernstein & Pinchuk LLP. The accountant was considered independent according to Rule 2-01(c) (2) of Regulation S-X, based on the following analysis:

Rule 2-01 (c) (2) (i): The CFO was employed by the Company after she left Bernstein & Pinchuk LLP, therefore, there was no violation of Rule 2-01 (c) (2) (i).

Rule 2-01 (c) (2) (ii): The CFO is not a close family member of a covered person in the firm, therefore, there was no violation of Rule 2-01 (c) (2) (ii).

Rule 2-01 (c) (2) (iii) A: The CFO did not influence Bernstein & Pinchuk LLP’s operations or financial policies; nor has any capital balances in the accounting firm, nor has any financial arrangement with Bernstein & Pinchuk LLP other than one providing for regular payment of a fixed dollar amount pursuant to a fully funded retirement plan. Therefore, there was no violation of Rule 2-01 (c) (2) (ii) A.

Rule 2-01 (c) (2) (ii) B: Bernstein & Pinchuk LLP was considered independent because the CFO was not a member of the audit engagement team of the Company during the one year period preceding the date that audit procedures commenced for the fiscal period that included the date of initial employment of the audit engagement team member by the Company. The CFO resigned from Bernstein & Pinchuk LLP in December 2009, started the employment with the Company from January 1, 2010 and was not a member of the audit engagement team at any point during year 2010. The audit procedures for the fiscal period of December 31, 2010 were commenced on January 17, 2011 (as the Company did not file an annual report for the fiscal year ended December 31, 2009, the provisions of Rule 2-01 (c) (2) (ii)B 3 are not applicable and therefore the actual date of the commencement of procedures would appear to apply). Therefore, Bernstein & Pinchuk LLP was considered the Company’s independent public accounting firm.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood P. Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.
Sincerely,

Trunkbow International Holdings Limited
/s/ Li Qiang
Li Qiang, Chief Executive Officer